Exhibit 99.2

VOTE TODAY – STRATEGIC COMBINATION AT $20.061 PER INTER PIPELINE SHARE

YOUR VOTE IS VERY IMPORTANT REGARDLESS OF THE NUMBER OF SHARES THAT YOU OWN

On May 31, 2021, Pembina and Inter Pipeline entered into an agreement (the “Strategic Combination”) to create one of the largest and best positioned energy infrastructure companies in Canada. Together the companies’ diversified and integrated asset base can support and grow an extensive value chain for natural gas, natural gas liquids and crude oil, from wellhead to end user that far exceeds anything either company can do separately.

Under the Strategic Combination, Inter Pipeline shareholders will receive 0.5 shares of Pembina for each share of Inter Pipeline. This represents immediate value of $20.06 per share based on the closing price of Pembina’s common shares on June 25, 2021.

Once completed, the highly complementary asset base is expected to lead to opportunities for significant expansion, customer benefits, material efficiencies and ultimately enhanced value for our shareholders. With Pembina and Inter Pipeline shareholders expected to own 72% and 28%, respectively, of the combined company, the significant benefits of the Strategic Combination outlined below will accrue to the shareholders of both companies.

Significant benefits of Pembina’s Strategic Combination with Inter Pipeline include:

Premium valuation for Inter Pipeline shares surfaced through a comprehensive strategic review process overseen by a special committee of the independent directors of Inter Pipeline

4.8% increase to Pembina’s common share dividend upon closing, with an additional equivalent increase upon Heartland Petrochemical Complex going into service in 2022

Immediate 175% dividend increase for Inter Pipeline shareholders

Tax-free rollover for taxable Canadian Inter Pipeline shareholders

$7 billion+ of potential growth opportunities and related job creation

Meaningful business synergies

Ownership of a large-cap, highly liquid security

Participation in upside of Heartland Petrochemical Complex

High degree of regulatory and closing certainty

Strong and aligned environmental, social and governance priorities

1 Based on the June 25, 2021 closing price of Pembina of $40.11.

Pembina and Inter Pipeline will each be hosting a shareholder meeting on July 29, 2021 to vote on the transaction. Shareholders are encouraged to review the details within the enclosed joint information circular regarding the proposed combination, the shareholder meeting dates and process and, importantly, how to vote.

There has never been a more exciting time for Pembina and Inter Pipeline. There will be an impressive portfolio of growth opportunities that will allow the combined company to continue to build on its position as one of the largest energy infrastructure companies in Canada and foundation for the economy of Western Canada. Together, it will create a stronger entity capable of proudly delivering the energy that the world needs, where it needs it, while simultaneously creating a better future for all Canadians through job creation, environmental stewardship including the reduction of carbon emissions, and building meaningful, mutually-beneficial relationships with local and Indigenous communities.

YOUR VOTE IS VERY IMPORTANT

REGARDLESS OF THE NUMBER OF SHARES THAT YOU OWN

If your shares are held in the name of a broker, bank, trustee or other nominee, please follow the instructions on the voting instruction form furnished by such broker, bank, trustee or other nominee, as appropriate. If you have any questions concerning the merger agreement or this joint proxy statement/prospectus, would like additional copies or need help voting your shares, please contact: